Contact

www.linkedin.com/in/michael-
holt-1257686a (LinkedIn)

Michael Holt

CFO and COO | Buckner Heavy Lift Cranes

Burlington, North Carolina, United States

Experience

Buckner HeavyLift Cranes
CFO and COO
September 2012 - Present (10 years)
Graham, North Carolina

Angie's List
Executive Vice President
September 2006 - September 2012 (6 years 1 month)

Education

Harvard Business School
Masters Business Administration, Business Administration and Management,
General · (1990 - 1992)

Davidson College
Bachelor of Arts - Magna Cum Laude, Economics · (1983 - 1987)

Episcopal High School - Alexandria, VA
Cum Laude HS Diploma · (1980 - 1983)